Michael H. Mitchell Partner	1717 Rhode Island Ave, N.W. Washington, D.C. 20036 T 202.478.6446 F 202.478.6447 mitchell_DC@chapman.com

November 13, 2015

Mr. Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Capital One Funding, LLC
Capital One Master Trust
Capital One Multi-asset Execution Trust
Registration Statement on Form SF-3
File Nos. 333-206860, 333-206860-01 and 333-206860-02

Dear Mr. Sandel:

In connection with the review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to submit Pre-Effective Amendment No. 1 to the Registration Statement on behalf of Capital One Funding, LLC (“Funding” or the “Registrant”), as transferor to Capital One Multi-asset Execution Trust and Capital One Master Trust. We have reviewed your letter dated October 8, 2015 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement initially filed on September 10, 2015. The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Chicago    New York    Salt Lake City    San Francisco    Washington, DC

Mr. Arthur C. Sandel, Esq.

November 13, 2015

General

Comment 1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response 1. We supplementally confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current in its Exchange Act reporting during the last twelve months with respect to asset-backed securities (“ABS”) involving the same asset class as the transactions being registered pursuant to the Registration Statement, as contemplated by General Instruction I.A.2 to Form SF-3. In addition, we supplementally confirm that no affiliate of the depositor has registered the offering of a class of ABS involving the same asset class as the transactions being registered pursuant to the Registration Statement.

Summary of Terms - The Class [•](201[•]-[•] Notes

Asset Backed Securities Offered, page 1

Comment 2. We note that, on page 2 under “Accumulation Reserve Account Targeted Deposit,” you indicate that the targeted deposit for the accumulation reserve account is 0.5% of the outstanding dollar principal amount of the offered notes (subject to change). However, on pages 21 and 122, you indicate that the targeted deposit for the accumulation reserve account is zero unless there is more than one budgeted deposit required to accumulate and pay the principal of the notes (in which case the targeted deposit would be 0.5% of the outstanding dollar principal amount of the offered notes, or any other amount designated by the issuing entity). Please revise for consistency or revise to clarify the differences between the various disclosures.

Response 2. We have revised the form of prospectus in response to comment 2.

Prospectus Summary

Fees and Expenses Payable from Collections, page 25

Comment 3. Please add summary disclosure here about the payment of the asset representations reviewer fee.

Mr. Arthur C. Sandel, Esq.

November 13, 2015

Response 3. We have not yet determined the method by which fees and expenses of the asset representations reviewer will be paid. In the event that the fees and expenses of the asset representations reviewer are paid or payable from Collections, we will add disclosure under the referenced captioned regarding those payments, as contemplated by Item 1113(c) of Regulation AB.

Use of Proceeds, page 42

Comment 4. We note that proceeds will be used for the general purposes of the transferor. Please revise to include a statement that no expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds or include bracketed disclosure of the amount of expenses incurred in connection with the selection and acquisition of pool assets that are payable from the offering proceeds. Please refer to Item 1107(j) of Regulation AB.

Response 4. We have revised the disclosure under “Use of Proceeds” to indicate that no expenses, if any, incurred in connection with the selection and acquisition of receivables have been or are expected to be paid from the offering proceeds of note issuances.

The Bank

[Credit Risk Retention], page 43

Comment 5. We note your disclosure that the amount of the seller’s interest retained for purposes of compliance with the credit risk retention rule will be determined at the closing of each issuance of notes and monthly thereafter, as provided in the rule. Please revise to clarify whether the sponsor will disclose to investors the monthly amount of the retained seller’s interest, including where such disclosure may be found.

Response 5. We have revised the form of prospectus to indicate that, following the closing of each offering of notes from the Registration Statement, the amount of Capital One Funding’s interest in the Master Trust Transferor Interest as of each subsequent transferor’s interest measurement date will be disclosed by COMET in a distribution report on Form 10-D for the distribution period in which such transferor’s interest measurement date occurs. This disclosure will be included in prospectuses in connection with takedowns of notes from the Registration Statement after the compliance date for the U.S. risk retention rule.

Comment 6. We note your disclosure on page 44 that, in the future, Capital One Bank (USA), National Association may elect to comply with the credit risk retention requirements through any other means permitted under the rule, including retention of one or more offsetting horizontal retention interests. Please either delete this statement or

Mr. Arthur C. Sandel, Esq.

November 13, 2015

provide the required disclosures with respect to these options. It is not sufficient merely to note that, in making any future election, Capital One Bank (USA), National Association will comply with the provisions of the credit risk retention rule, including applicable disclosure requirements.

Response 6. We have revised the form of prospectus to remove the disclosure that is the subject of comment 6.

Underwriting Procedures, page 47

Comment 7. Please confirm that there is no material risk that the ability of an originator identified under Item 1110(b) to comply with the repurchase provisions could have a material impact on pool performance of the asset-backed securities. Refer to Item 1110(c) of Regulation AB.

Response 7. Capital One Bank (USA), National Association (“COBNA”) is the originator of the receivables comprising the Master Trust Portfolio. We supplementally confirm that there is no material risk that the ability of COBNA to comply with the repurchase provisions in the relevant transaction agreements could have a material impact on pool performance or performance of the ABS.

The Master Trust

Addition of Master Trust Assets, page 58

Comment 8. We note that additional accounts added to the pool may include accounts originated using criteria different from those which were applied to the initial accounts. Please include bracketed disclosure indicating that, if such accounts are added to the pool, you will disclose either how they deviated from the disclosed underwriting criteria or a description of the solicitation, credit-granting or underwriting criteria used to originate or purchase those additional accounts. See Items 1111(a)(3) and 1111(a)(8) of Regulation AB.

Response 8. A description of the solicitation, credit-granting or underwriting criteria used to originate or purchase the pool assets and, to the extent applicable, how pool assets deviate from the disclosed underwriting criteria is included under “The Bank—The Bank’s Credit Card and Lending Business—Underwriting Procedures,” as contemplated by Items 1111(a)(3) and 1111(a)(8) of Regulation AB. This description is reviewed and kept current at the time of each takedown and, as a result, addresses the solicitation, credit-granting or underwriting criteria used to originate or purchase additional accounts designated to the pool from time to time and, to the extent applicable, how such accounts deviate from the disclosed underwriting criteria. We have,

Mr. Arthur C. Sandel, Esq.

November 13, 2015

therefore, revised the disclosure to which comment 8 relates to include a cross-reference to the section of the form of prospectus where this description appears.

Comment 9. We note that your master trust allows for the inclusion of participations in the asset pool. As described, these participations may be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the 2004 Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and Securities Act Rule 190. Please revise to disclose how you intend to meet your registration, disclosure, and prospectus delivery obligations for those participations that may be added to the asset pool after the effectiveness of this registration statement, including the effect upon investors in this and other series issued prior to the addition of the participations.

Response 9. We have revised the form of prospectus to remove the disclosure that is the subject of comment 9.

Comment 10. Additionally, to the extent applicable, please tell us whether participations are currently included in the master trust or were included in the master trust in the past.

Response 10. No participations are currently included in the master trust nor have they been included in the master trust in the past.

Pay Out Events, page 65

Comment 11. We note your disclosure on page 66 with respect to the consequences of a Pay Out Event that would only apply if any series of investor certificates issued prior to April 1, 2001 is outstanding. We also note your disclosure on page 73 regarding actions taken by the master trust trustee, in the event that the transferor becomes insolvent, if any series of investor certificates issued on or prior to April 1, 2001 is outstanding. Please confirm whether any series of investor certificates issued on or prior to April 1, 2001 is outstanding. If no series of investor certificates issued on or prior to April 1, 2001 is outstanding, please remove or revise this disclosure.

Response 11. We supplementally confirm that no investor certificates issued on or prior to April 1, 2001 remain outstanding. Accordingly, we have revised the form of prospectus to remove the disclosure referred to in comment 11.

Mr. Arthur C. Sandel, Esq.

November 13, 2015

Deposit and Application of Funds for Card Series Notes

Targeted Deposits of Card Series Principal Amounts to the Principal Funding Account, page 116

Comment 12. Please revise to include disclosure about when the decision to delay the end of the revolving period (and, therefore, to postpone the date on which budgeted deposits to accumulate and pay principal commences) will be made by the issuing entity.

Response 12. We have revised the discussions under “Deposit and Application of Funds for Card Series Notes—Targeted Deposits of Card Series Principal Amounts to the Principal Funding Account—Budgeted Deposits” to indicate that the issuing entity will make this determination initially no later than the thirteenth month before the Expected Principal Payment Date of the relevant tranche of notes and each month thereafter until the month before the expected principal payment date of that tranche of notes.

Withdrawals from the Class C Reserve Account, page 122

Comment 13. Please revise to describe how withdrawals will be made from the Class C reserve account.

Response 13. We have revised the form of prospectus to include disclosure describing how withdrawals will be made from the Class C reserve account.

New Requirements for SEC Shelf Registration

Asset Representations Review, page 132

Comment 14. We note your placeholders for descriptions of the asset representation reviewer’s duties and obligations, any limitations on the asset representation reviewer’s liability under the transaction agreements and any indemnification provisions, any contractual provisions regarding the removal, replacement or resignation of the asset representation reviewer, and the asset representation reviewer’s compensation. Please revise to include bracketed disclosure regarding these items. Please also file a form of the asset representations review agreement with your next amendment.

Response 14. The registrant has not yet finalized the terms of the asset representations review agreement. Until that time, the registrant is not able to develop disclosure relating to the review process, including the duties of the reviewer, limitations on the reviewer’s liability, indemnification, the terms for removal, replacement or resignation of the reviewer, or the reviewer’s compensation. We will develop this disclosure as soon as practicable and include it in

Mr. Arthur C. Sandel, Esq.

November 13, 2015

a pre-effective amendment to the Registration Statement, together with a form of the asset representations review agreement.

Glossary of Defined Terms

Finance Charge Amounts, page 161

Comment 15. Please revise the disclosure, both here and in the summary, to include specific details of “any other amounts, or allocable portion thereof to be treated as Finance Charge Amounts for COMET” and “any other amounts, or allocable portion thereof, to be treated as Finance Charge Amounts for such series, class or tranche of notes as determined in connection with the issuance of such series, class or tranche of notes” for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Response 15. We have revised the form of prospectus to remove the disclosure that is the subject of comment 15.

Finance Charge Collections, page 161

Comment 16. Please revise the disclosure to include specific details of “any other amounts which are to be treated as Finance Charge Collections” and “any other amounts which are to be treated as Finance Charge Collections with respect to such master trust or other securitization special purpose entity” for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Response 16. We have revised the form of prospectus to remove the disclosure that is the subject of comment 16.

Principal Amounts, page 166

Comment 17. Please revise the disclosure, both here and in the summary, to include specific details of “any other amounts or allocable portion thereof to be treated as Principal Amounts” and “other amounts, or allocable portion thereof, to be treated as Principal Amounts for such series, class or tranche as determined in connection with the issuance of such series, class or tranche of notes” for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Response 17. We have revised the form of prospectus to remove the disclosure that is the subject of comment 17.

Mr. Arthur C. Sandel, Esq.

November 13, 2015

Principal Collections, page 167

Comment 18. Please revise the disclosure to include specific details of “any other amounts which are to be treated as Principal Collections” and “any other amounts which are to be treated as Principal Collections for such master trust or other securitization special purpose entity” for the notes actually being offered under this prospectus or indicate where disclosure may be found, as applicable.

Response 18. We have revised the form of prospectus to remove the disclosure that is the subject of comment 18.

Annex I

Delinquency and Loss Experience, page A-I-2

Comment 19. We note that accounts designated for the trust portfolio may include credit receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

Response 19. General Instruction I.B.1(e) to Form SF-3 provides that delinquent assets may not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Instruction 1.b to Item 1101(c) of Regulation AB indicates that, in the case of master trusts, this “measurement date” is the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction. The registrant will, therefore, confirm in connection with each takedown under this Registration Statement that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool on the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction.

Composition by Accountholder Billing Address, page A-I-13

Comment 20. To the extent 10% or more of the receivables are located in any one state or geographic region, disclose factors specific to such state or region that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Response 20. We confirm that, to the extent 10% or more of the receivables comprising the Master Trust Portfolio are located in any one state or geographic region, we will disclose factors specific to such state or region of which we are aware that may materially impact the pool.

Mr. Arthur C. Sandel, Esq.

November 13, 2015

Information Regarding Historical Performance and Current Composition of Trust Assets, page A-I-16

Comment 21. We note your statement that a third party assisted in elements of the transferor’s review of the master trust assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider for any offering that you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Response 21. We supplementally confirm that, if we or an underwriter of an offering of notes under the Registration Statement that is to be rated by a nationally recognized statistical rating organization obtain a “due diligence report” (within the meaning of Rule 15Ga-2 under the Securities Exchange Act of 1934) from a third-party provider in connection with such offering of notes, we will furnish a Form ABS-15G to the Commission containing the findings and conclusions of any such third-party due diligence report at least five business days prior to the first sale in the offering.

Annexes I and II

Comment 22. Please revise to include language, similar to Annex III, which indicates that these annexes are specifically incorporated into the prospectus.

Response 22. We have revised Annexes I and II to indicate that, in addition to being an integral part of the form of prospectus, the information provided in those Annexes is incorporated by reference into the form of prospectus.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-1 and Exhibit Index, page II-9

Comment 23. We note that the Pooling and Servicing Agreement has not been updated since July 15, 2010. Please let us know if you will be updating the Pooling and Servicing Agreement, as well as any other transaction documents, to reflect rulemakings adopted by the Commission since that time, as well as other changes made to the registration statement, and update your exhibit index accordingly. If not, please let us know why these documents will not be updated.

Mr. Arthur C. Sandel, Esq.

November 13, 2015

Response 23. We will be amending the pooling and servicing agreement and certain other transaction documents to include provisions contemplated by Regulation AB II, including provisions relating to the revised shelf eligibility criteria. We have revised the exhibit index accordingly and will assemble those amended transaction documents and include them in a pre-effective amendment to the Registration Statement as soon as practicable.

Comment 24. Please revise your form of prospectus, as appropriate, to include a description of the material terms of the Defaulted Receivables Supplemental Servicing Agreement, which you are incorporating by reference as Exhibit 99.1.

Response 24. Under the terms of the pooling and servicing agreement, receivables in Defaulted Accounts and the proceeds of those receivables, other than recoveries allocable to those receivables, are automatically reconveyed to the transferor on the date that the account becomes a Defaulted Account. The Defaulted Receivables Supplemental Servicing Agreement then operates to transfer and assign those receivables from the transferor to COBNA. Neither the mechanics of collection on Defaulted Accounts nor the amount of recoveries thereon is material to investors. We have included the Defaulted Receivables Supplemental Servicing Agreement as an exhibit to the Form SF-3 registration statement for the limited purpose that, similar to the pooling and servicing agreement and the receivables purchase agreement, it may be considered to be an instrument defining the rights of security holders.

Comment 25. Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

Response 25. We have re-filed the Form of Certification for Shelf Offerings of Asset-Backed Securities as Exhibit 36.1 with Pre-Effective Amendment No. 1 to the Registration Statement.

*    *    *    *    *

Mr. Arthur C. Sandel, Esq.

November 13, 2015

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments. If you have any questions or comments concerning this response, please do not hesitate to contact any of the following individuals.

Christy Freer Capital One Financial Corporation 1680 Capital One Drive McLean, VA 22102 703-760-2405 christy.freer@capitalone.com	Eric Bauder Capital One Financial Corporation 1680 Capital One Drive McLean, VA 22102 703-720-3148 eric.bauder@capitalone.com	Michael Mitchell Chapman and Cutler LLP 1717 Rhode Island Ave, NW Washington, DC 20036 202-478-6446 mitchell_DC@chapman.com

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

cc:	Michelle Stasny, Esq.
Securities and Exchange Commission

cc:	Christy Freer, Esq.
Capital One Financial Corporation

cc:	Eric Bauder
Capital One Financial Corporation

cc:	Cory Barry, Esq.
Chapman and Cutler LLP